FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NATIONAL AUSTRALIA BANK

Template for Key Performance Measures

	Half Year to		Year to		Sep 2006
	Sep 06	Mar 06	Sep 06	Sep 05	Results
Input Schedule	$m	$m	$m	$m	Announcement
Divisional Cash Earnings
Net interest income	4,494	4,192	8,686	6,944	Page 9
Net life insurance income excluding IORE	528	936	1,464	1,526	Page 9
Investment earnings on shareholders retained profits & capital (IORE)	40	57	97	146	Page 9
Other operating income	2,479	2,502	4,981	5,890	Page 9
Net operating income	7,541	7,687	15,228	14,506	Page 9
Operating expenses	(3,714)	(3,933)	(7,647)	(7,995)	Page 9
Underlying profit	3,827	3,754	7,581	6,511	Page 9
Charge to provide for doubtful debts	(336)	(270)	(606)	(534)	Page 9
Cash earnings before tax	3,491	3,484	6,975	5,977	Page 9
Income tax expense	(747)	(1,258)	(2,005)	(1,910)	Page 9
Cash earnings before significant items, distributions and Minority Interest	2,744	2,226	4,970	4,067	Page 9
Net profit - Minority Interest	(490)	(259)	(749)	(610)	Page 9
Cash earnings before significant items and distributions	2,254	1,967	4,221	3,457	Page 9
Distributions	(127)	(127)	(254)	(204)	Page 9
Cash earnings before significant items	2,127	1,840	3,967	3,253
Significant items after tax	15	270	285	678	Page 2
Cash earnings after significant items	2,142	2,110	4,252	3,931
Adjusted for:
Net profit attributable to Minority Interest	490	259	749	610	Page 2
Distributions	127	127	254	204	Page 2
Treasury shares	(22)	(104)	(126)	(143)	Page 2
IORE discount rate variation	(6)	—	(6)	—	Page 2
Impairment of goodwill	5	(5)	—	—	Page 2
Foreign exchange gains / (losses) on exchangeable capital units	22	(134)	(112)	—	Page 2
Net profit on sale of controlled entities	108	—	108	—	Page 2
Fair value gain on economic hedge of the proceeds on sale of controlled entities	22	—	22	—	Page 2
Net profit	2,888	2,253	5,141	4,602	Page 2
Net profit attributable to minority interest	(490)	(259)	(749)	(610)	Page 2
Net profit attributable to members of the Company	2,398	1,994	4,392	3,992	Page 2
Distributions	(127)	(127)	(254)	(204)	Page 2
Earnings attributable to ordinary shareholders	2,271	1,867	4,138	3,788	Page 2

Other Data
Average interest-earnings assets	387,262	364,120	375,691	325,482	Page 98
Average assets	475,643	451,557	463,600	430,882	Page 99
Average equity	26,855	25,177	26,016	28,806	Page 101
Average minority interest in controlled entities	100	—	50	4,281	Page 101
Average Trust Preferred Securities	975	975	975	975	Page 101
Average Trust Preferred Securities II	1,014	1,014	1,014	531	Page 101
Average National Income Securities	1,945	1,945	1,945	1,945	Page 101
Average National Capital Instruments	26	—	13	—	Page 101
Average Treasury shares	887	757	836	636
Average AIFRS impact of exchangeable capital units	563	597	577	—

Earnings per share
Basic weighted average ordinary shares (no. ‘000)	1,582,122	1,571,329	1,575,604	1,538,085	Page 92
Diluted weighted average ordinary shares (no. ‘000)	1,622,878	1,576,871	1,580,678	1,606,848	Page 92
Cash Earnings per share
Basic weighted average ordinary shares (no. ‘000)	1,606,648	1,593,176	1,599,919	1,559,118	Page 93
Diluted weighted average ordinary shares (no. ‘000)	1,647,404	1,634,420	1,643,422	1,627,881	Page 93

Ordinary shares - Fully paid (no. ‘000)	1,609,898	1,603,182	1,609,898	1,567,188	Page 95
Ordinary shares - Partly paid (no. ‘000)	390	429	390	466	Page 95

Tier 1 capital	23,404	24,311	23,404	22,779	Page 85
Total equity / net assets	27,972	26,062	27,972	31,547	Page 55
Minority interest in controlled entities	168	—	168	6,224	Page 55
National Income Securities	1,945	1,945	1,945	1,945	Page 74
Trust Preferred Securities	975	975	975	975	Page 74
Trust Preferred Securities II	1,014	1,014	1,014	1,014	Page 74
National Capital Instruments	397	—	397	—	Page 74
Distributions	127	127	254	204	Page 2
Goodwill	4,434	4,776	4,434	4,767
Interest expense on exchangeable capital units	30	31	61	106	Page 93
Average FTE	38,910	39,215	39,062	40,955	Page 90
Total significant items after tax	6	232	238	678	Page 94

Banking cost to income ratio data
Group Operating Expenses	(3,714)	(3,933)	(7,647)	(7,995)	Page 9
Wealth Management operating expenses	(315)	(296)	(611)	(657)	Page 9
Depreciation on leased assets	(60)	(279)	(339)	(545)	Page 62
Eliminations	85	87	172	233	Page 9
Group net interest income	4,494	4,192	8,686	6,944	Page 9
Wealth Management net interest income	14	(6)	8	5	Page 9
Group other operating income	2,479	2,502	4,981	5,890	Page 9
Wealth Management other operating income	339	310	649	658	Page 9

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
Output summary - ratios (1)	$m	$m	$m	$m

Earnings per share (EPS)

Basic cash earnings per ordinary share (before significant items) - cents	132.4	115.5	248.0	208.6
Cash earnings before significant items	2,127	1,840	3,967	3,253
Add: Interest expense on exchangeable capital units	30	31	61	106
Adjusted cash earnings for cash EPS calculation	2,157	1,871	4,028	3,359
Weighted average ordinary shares (no. ‘000)	1,606,648	1,593,176	1,599,919	1,559,118
Diluted weighted average ordinary shares (no. ‘000)	1,647,404	1,634,420	1,643,422	1,627,881
Diluted cash earnings per share (before significant items) - cents	130.9	114.5	245.1	206.3

Cash earnings before significant items	2,127	1,840	3,967	3,253
Add: Significant items	15	270	285	678
Adjusted cash profit after significant items	2,142	2,110	4,252	3,931
Weighted average ordinary shares (no. ‘000)	1,606,648	1,593,176	1,599,919	1,559,118
Basic cash earnings per ordinary share (after significant items) - cents	133.3	132.4	265.8	252.1

Earnings attributable to ordinary shareholders	2,271	1,867	4,138	3,788
Weighted average ordinary shares (no. ‘000)	1,582,122	1,571,329	1,575,604	1,538,085
Basic earnings per ordinary share (after significant items) - cents	143.5	118.8	262.6	246.3

Performance

Return on average equity before significant items	19.8%	15.4%	17.7%	14.8%
Earnings attributable to ordinary shareholders	2,271	1,867	4,138	3,788
Add: Significant items after tax	(6)	(232)	(238)	(678)
Adjusted earnings for ROE calculation	2,265	1,635	3,900	3,110
Average equity	26,855	25,177	26,016	28,806
Less: Average minority interest in controlled entities	(100)	—	(50)	(4,281)
Less: Average Trust Preferred Securities	(975)	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(1,014)	(1,014)	(531)
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)	(1,945)
Less: Average National Capital Instruments	(26)	—	(13)	—
Adjusted average equity for ROE calculation	22,795	21,243	22,019	21,074

Cash earnings on average equity before significant items	17.5%	16.3%	16.9%	15.0%
Cash earnings before significant items	2,127	1,840	3,967	3,253
Average equity	26,855	25,177	26,016	28,806
Less: Average minority interest in controlled entities	(100)	—	(50)	(4,281)
Less: Average Trust Preferred Securities	(975)	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(1,014)	(1,014)	(1,014)	(531)
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)	(1,945)
Less: Average National Capital Instruments	(26)	—	(13)	—
Add: Average Treasury shares	887	757	836	636
Add: Average AIFRS impact of exchangeable capital units	563	597	577	—
Adjusted average equity for cash earnings on average equity calculation	24,244	22,596	23,432	21,710

Net interest margin (NIM)	2.31%	2.31%	2.31%	2.13%
Net interest income	4,494	4,192	8,686	6,944
Average interest-earning assets	387,262	364,120	375,691	325,482

Return on average assets before significant items	0.95%	0.73%	0.84%	0.72%
Earnings attributable to ordinary shareholders	2,271	1,867	4,138	3,788
Add: significant items	(6)	(232)	(238)	(678)
Adjusted earnings for ROA calculation	2,265	1,635	3,900	3,110
Average assets	475,643	451,557	463,600	430,882

Banking cost to income ratio	51.5%	55.6%	53.5%	59.2%
Group Operating Expenses	(3,714)	(3,933)	(7,647)	(7,995)
Less: Wealth Management operating expenses	(315)	(296)	(611)	(657)
Less: Depreciation on leased assets	(60)	(279)	(339)	(545)
Less: Eliminations	85	87	172	233
Banking operating expenses	(3,424)	(3,445)	(6,869)	(7,026)
Group net interest income	4,494	4,192	8,686	6,944
Less: Wealth Management net interest income	14	(6)	8	5
Banking net interest income	4,480	4,198	8,678	6,939
Group other operating income	2,479	2,502	4,981	5,890
Less: Wealth Management other operating income	339	310	649	658
Add: Depreciation on leased assets	60	279	339	545
Less: Eliminations	(85)	(87)	(172)	(233)
Banking other operating income	2,165	2,000	4,165	4,920

Cash earnings per average FTE	109	94	102	79
Cash earnings before significant items	2,127	1,840	3,967	3,253
Average FTE	38,910	39,215	39,062	40,955

	As at
	Sep 06	Mar 06	Sep 05
Net tangible assets (NTA) per share ($)	11.91	10.74	10.47
Total equity / net assets	27,972	26,062	31,547
Less: Minority interest in controlled entities	(168)	—	(6,224)
Less: Trust Preferred Securities	(975)	(975)	(975)
Less: Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
Less: National Income Securities	(1,945)	(1,945)	(1,945)
Less: Distributions	(254)	(127)	(204)
Less: Goodwill	(4,434)	(4,776)	(4,767)
Net tangible assets (NTA)	19,182	17,225	16,418
Ordinary shares - Including partly paid (no. ‘000)	1,610,288	1,603,611	1,567,654

(1)	Any differences noted between the above ratios and those published in the Group’s external Results documents are solely due to rounding.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 3 November 2006	Name: Brendan T Case
Title: Associate Company Secretary